EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE	30,432,433

DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
January 16, 2007	1,925,000	1,754,834	32,187,267
February 5, 2007	600,000	480,662	32,667,929
February 21, 2007	275,000	195,994	32,963,923
March 22, 2007	365,000	201,658	33,065,581
June 18, 2007	1,304,286	86,473	33,152,054

Loss for the period	$2,240,8880
Weighted average shares	33,152,054
Net Loss per share	$(0.07)